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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 25)*


                             CUSTOMEDIX CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.01 par value
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                         (Title of Class of Securities)

 Dr. Gordon S. Cohen, c/o Jeneric/Pentron, Inc., 53 N. Plains Industrial Rd.,
                     Wallingford, CT 06492  (800-243-3969)
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 10, 1996
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

 CUSIP No. 232038 20 8                                     Page  2  of  5  Pages

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 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          (a)  Gordon S. Cohen
          (b)  Cohen Family Trust Partnership

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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                       (b)  [X]

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 3  SEC USE ONLY

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 4  SOURCE OF FUNDS*
          PF

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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or (2e)                                                      [ ]

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 6  CITIZENSHIP OR PLACE OF ORGANIZATION
          (a)  USA
          (b)  Connecticut


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               7  SOLE VOTING POWER (a) 1809792 shares, includes 435262 shares
  NUMBER OF       held by (b) the Cohen Family Trust Partnership.  Also includes
   SHARES         126,500 shares held by emancipated adult children of Dr.
 BENEFICIALLY     Cohen, as to which he disclaims beneficial ownership.
   OWNED BY
     EACH     ------------------------------------------------------------------
  REPORTING    8  SHARED VOTING POWER
   PERSON
    WITH      ------------------------------------------------------------------
               9  SOLE DISPOSITIVE POWER (a) 1809792 shares, includes 435262 shares held by (b) the Cohen Family Trust Partnership. Also includes 126,500 shares held by emancipated adult children of Dr. Cohen, as to which he disclaims beneficial ownership.

              ------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (a) 1809792
    shares, includes 435262 shares held by (b) the Cohen Family Trust Partnership. Also includes 126,500 shares held by emancipated adult children of Dr. Cohen, as to which he disclaims beneficial ownership.

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    (a) 41.7  (b) 13.2 (54.9 total ownership)

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14  TYPE OF REPORTING PERSON*
    (a) IN (b) PN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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Item 4.  PURPOSE OF TRANSACTION.

        On February 5, 1996, Dr. Cohen and the Partnership (the "Reporting Persons") made a proposal to the Issuer to acquire all of the outstanding shares of Common Stock of the Issuer in a negotiated merger transaction at a price per share of $1-15/16 (the "Proposal"). On May 8, 1996, Dr. Cohen, on behalf of the Reporting Persons, advised the Issuer that the Reporting Persons were withdrawing such merger proposal. The Reporting Persons may from time to time in the future purchase shares of Common Stock of the Issuer, either in the open market or private transactions, for investment purposes.
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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  May 10, 1996

                                        /s/  GORDON S. COHEN
                                        -----------------------------------
                                        Dr. Gordon S. Cohen


                                        THE COHEN FAMILY TRUST
                                        PARTNERSHIP


                                        BY: /s/  GORDON S. COHEN
                                            ------------------------------
                                            Dr. Gordon S. Cohen
                                            Managing Partner